SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 19, 2002

Commission File Number: 1-14732

National Steel Company
(Translation of registrant’s name into English)

Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ – Brazil
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

        This Report contains an English translation of the minutes of a special shareholders’ meeting held on December 19, 2002 at which, among other things, the new appraised value of the Company’s thermoelectric co-generation power plant at the Presidente Vargas Steelworks was approved. See the Company’s Form 6-K for December 4, 2002 for a press release announcing the shareholders’ meeting, the proposed transfer of the plant and the realization of a portion of the revaluation reserve under Brazilian Corporate Law. The transaction will not have such an impact on the Company’s USGAAP Financial Statements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional
By:	By: /s/ Otávio de Garcia Lazcano

	Name: Title:	Otávio de Garcia Lazcano Principal Financial Officer

Dated: December 19, 2002

MINUTES OF THE SPECIAL SHAREHOLDERS' MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON 19TH DECEMBER 2002 AND RECORDED IN A SUMMARIZED FORMAT

1.Date, time and place: 19th December 2002, 10 a.m., at the company's head office located at Rua Lauro Müller, nº116, 36th floor, Botafogo, Rio de Janeiro.

2.Summoning: Announcements published in Jornal do Comércio, Gazeta Mercantil (national issue) and in the Official Gazette of the State of Rio de Janeiro, on 4th, 10th and 12th December 2002. The referred announcements are at the table at the disposition of those interested, waiving the necessity of reading and transcribing the same.

3.     Attendance: Shareholders representing more than the majority of the voting capital, as evidenced by the signatures contained in the Shareholders’ Attendance Book, as well as representatives of Planconsult Planejamento e Consultoria S/C Ltda., Mr. Edgar Victor Salem, of the Executive Officer – Corporate Center and Relations with investors, Dr. Antonio Mary Ulrich, New Businesses Executive Officer, Dr. José Paulo de Oliveira Alves and the Operations Executive Officer, Dr. Albano Chagas Vieira.

4.     Board: Due to the absence of the Chairman of the Board of Directors, the Vice Chairman, Mr. Jacks Rabinovich, presided the Meeting, under terms of Article 19 of the Company By-laws, and invited Mrs. Cláudia Silva Araújo de Azerêdo Santos to act as Secretary of the Meeting.

5.     Deliberations: 5.1 – It was unanimously approved that these minutes should be recorded in a summarized way and that its publication should be carried out omitting the signatures of the attending Shareholders, as respectively stipulated in paragraphs 1 and 2 of article 130 of law nº 6.404/76; 5.2 – It was unanimously, with the abstention of the shareholder Ishares MSCI Brazil (Free) Index Fund., approved the ratification of the Company’s Management decision to indicate Planconsult Planejamento e Consultoria S/C Ltda. to proceed with the assessments of assets related to Central Termelétrica II, a thermal plant of electric energy and vapor cogeneration, with a capacity for 238MW, located in the municipality of Volta Redonda, RJ (“CTE-II”); 5.3 It was unanimously, with the abstention of the shareholder Ishares MSCI Brazil (Free) Index Fund., approved the Assessment Report elaborated by the company Plancosult Planejamento e Consultoria S/C Ltda. that assigns to the lands, civil constructions, machinery, equipment, installations related to the CTE-II, the reposition value of R$1,047,446,590.00 (one billion forty seven million four hundred and forty six thousand five hundred and ninety reais), which after discounting the depreciation incurred in the two first years of operation, sets forth a new market value for the referred assets of R$970,332,980.00 (nine hundred and seventy million, three hundred and thirty two thousand, nine hundred and eighty reais), representing an increase of R$508,433,708.05(five hundred and eight million, four hundred and thirty three thousand seven hundred and eight reais and five centavos), with the subsequent acknowledgement of the new assessment value in the Company’s corporate accounts of 12/31/2002, so that the total value of the referred assets be altered from R$461,899,271.95 (four hundred and sixty one million eight hundred and ninety nine thousand two hundred and seventy one reais and ninety five centavos)

to R$970,332,980.00 (nine hundred and seventy million, three hundred and thirty two thousand, nine hundred and eighty reais). The referred Assessment Report is filed at the Company’s head office. With no further business to be discussed the meeting was adjourned for the time necessary to record these Minutes. After reinstating the session, these minutes were read, deemed accordingly and signed by the Chairman of the Board, by the secretary and all the attending Shareholders. Rio de Janeiro, 19th December 2002. I hereby certify that this is a true copy of the original recorded in the appropriate book.

Claudia de Azeredo Santos General
Counsel —

Rio de Janeiro, December 19th 2002.